SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
________________________

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 6)

VIMPELCOM LTD.

(Name of Issuer)

Common Shares, nominal value U.S.$0.001 per share
(Title of Class of Securities)

G9360W 107
(CUSIP Number)

Fabio Ceccarelli Weather Investments II S.à r.l. 12 Rue Guillaume Kroll L-1882 Luxembourg Grand Duchy of Luxembourg +352 (62) 12 33 720

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 15, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. G9360W 107

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Weather Investments II S.à r.l. 000-00-0000
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Grand Duchy of Luxembourg
NUMBER OF SHARES	7	SOLE VOTING POWER 803,396 common shares and 71,000,000 convertible preferred shares
BENEFICIALLY OWNED BY EACH REPORTING	8	SHARED VOTING POWER 0
PERSON WITH	9	SOLE DISPOSITIVE POWER 803,396 common shares and 71,000,000 convertible preferred shares
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 803,396 common shares and 71,000,000 convertible preferred shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0% of outstanding common shares(1) (3.5% of the outstanding voting shares) (see Item 5 (a)).
14	TYPE OF REPORTING PERSON HC, CO

(1) Based on 1,628,199,135 issued and outstanding common shares of VimpelCom Ltd.

SCHEDULE 13D

CUSIP No. G9360W 107

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Marchmont Limited 000-00-0000
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3
4	SOURCE OF FUNDS OO, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES	7	SOLE VOTING POWER 0 common shares (excludes beneficial ownership of 803,396 common shares and 71,000,000 convertible preferred shares which are disclaimed (see 11 below))
BENEFICIALLY OWNED BY EACH REPORTING	8	SHARED VOTING POWER 0
PERSON WITH	9	SOLE DISPOSITIVE POWER 0 common shares (excludes beneficial ownership of 803,396 common shares and 71,000,000 convertible preferred shares which are disclaimed (see 11 below))
	10	SHARED DISPOSITIVE POWER 0
11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0 common shares and 0 convertible preferred shares
Marchmont Limited expressly disclaims beneficial ownership of the 803,396 common shares and 71,000,000 convertible preferred shares beneficially owned by Weather Investments II S.à r.l.

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0% of outstanding common shares (0% of the outstanding voting shares).
14	TYPE OF REPORTING PERSON HC, CO

SCHEDULE 13D

CUSIP No. G9360W 107

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON February Private Trust Company (Jersey) Limited, as Trustee of the Marchmont Trust 000-00-0000
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3
4	SOURCE OF FUNDS OO, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Jersey
NUMBER OF SHARES	7	SOLE VOTING POWER 0 common shares (excludes beneficial ownership of 803,396 common shares and 71,000,000 convertible preferred shares which are disclaimed (see 11 below))
BENEFICIALLY OWNED BY EACH REPORTING	8	SHARED VOTING POWER 0 common shares
PERSON WITH	9	SOLE DISPOSITIVE POWER 0 common shares (excludes beneficial ownership of 803,396 common shares and 71,000,000 convertible preferred shares which are disclaimed (see 11 below))
	10	SHARED DISPOSITIVE POWER 0 common shares
11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0 common shares and 0 convertible preferred shares
February Private Trust Company (Jersey) Limited expressly disclaims beneficial ownership of the 803,396 common shares and 71,000,000 convertible preferred shares beneficially owned by Weather Investments II S.à r.l.

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0% of outstanding common shares (0% of the outstanding voting shares)
14	TYPE OF REPORTING PERSON HC, CO

Item 1.                                Security and Issuer.

This Amendment No. 6 to Schedule 13D (this “Amendment No. 6”) amends and supplements Amendment No. 5 (“Amendment No. 5”) to Schedule 13D, filed May 21, 2012, Amendment No. 4 (“Amendment No. 4”) to Schedule 13D, filed April 26, 2012, Amendment No. 3 (“Amendment No. 3”) to Schedule 13D, filed February 17, 2012, Amendment No. 2 (“Amendment No. 2”) to Schedule 13D, filed February 1, 2012 and Amendment No. 1 (“Amendment No. 1”) to Schedule 13D, filed October 3, 2011, as well as the original statement on Schedule 13D filed on April 22, 2011 (the “Initial Schedule 13D” and together with Amendment No. 5, Amendment No. 4, Amendment No. 3, Amendment No. 2 and Amendment No. 1, the “Prior Schedule 13D”), with the Securities and Exchange Commission, which relates to the common shares, par value $0.001 per share (the “Common Shares”), of VimpelCom Ltd., a company organized under the laws of Bermuda (“VimpelCom”). The principal business address of VimpelCom Ltd. is Claude Debussylaan 88, 1082 MD, Amsterdam, The Netherlands, and its business telephone number is +31 20 797 7200. Unless otherwise indicated, capitalized terms used but not defined in this Amendment No. 6 have the meanings ascribed to such terms in Amendment No. 5, Amendment No. 4, Amendment No. 3, Amendment No. 2, Amendment No. 2, Amendment No. 1 or the Initial Schedule 13D.

As described herein, the Reporting Persons (as defined below) no longer have beneficial ownership of in excess of 5% of the Common Shares and, accordingly, this Amendment constitutes the final amendment to the Initial Schedule 13D.

Item 2.                                Identity and Background.

Item 2 of the Prior Schedule 13D is amended and restated in its entirety by the following text:

“This statement is being filed jointly on behalf of each of the following persons (each, a “Reporting Person” and, collectively, the “Reporting Persons”):

a)	Weather Investments II S.à r.l. (“Weather II”);

b)	Marchmont Limited (“Marchmont”); and

c)	February Private Trust Company (Jersey) Limited, as trustee of the Marchmont Trust (“February Trustee”).

The agreement among the Reporting Persons relating to the joint filing of this statement is attached as Exhibit 99.1 to this Schedule 13D. Information in this Schedule 13D with respect to each of the Reporting Persons is given solely by that particular Reporting Person, and none of the other Reporting Persons has any responsibility for the accuracy or completeness of information with respect to any other Reporting Person.

Reporting Persons

Weather II is a private limited liability company (société à responsabilité limitée) duly incorporated under the laws of the Grand Duchy of Luxembourg, with registered office and principal place of business at 12 Rue Guillaume Kroll, L-1882 Luxembourg, Grand Duchy of Luxembourg.  Its principal business is as a holding company for a number of investments in mobile telecommunications media and technology and other sectors.

Marchmont is a company duly incorporated under the laws of the Cayman Islands, with a registered address and principal place of business at the offices of Ogier Fiduciary Services (Cayman) Limited, 89 Nexus Way, Camana Bay, Grand Cayman, KY1 – 9007, Cayman Islands.  The principal business of Marchmont is that of investment holding.

As a result of Marchmont’s ownership of 62.7% of the issued capital of Weather II, Marchmont may, pursuant to Rule 13d-3, be deemed to control the voting and disposition of the Common Shares beneficially owned by Weather II. However, Marchmont disclaims beneficial ownership of the Common Shares beneficially owned by Weather II, and the filing of this statement shall in no way be construed as an admission that Marchmont is, for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934 (the “Exchange Act”), the beneficial owner of such Common Shares.

February Trustee is a company duly incorporated under the laws of Jersey, with a registered address and principal place of business at Ogier House, the Esplanade, St. Helier, Jersey JE4 9WG.  The principal business of Marchmont is that of investment holding. The principal business of February Trustee is acting as the trustee of Marchmont Trust.

February Trustee, in its capacity as trustee of Marchmont Trust, which trust directly owns 100% of the issued shares of Marchmont, indirectly owns approximately 62.7% of the issued shares of Weather II and may, pursuant to Rule 13d-3, be deemed to control the voting and disposition of the Common Shares beneficially owned by Weather II. However, February Trustee disclaims beneficial ownership of the Common Shares beneficially owned by Weather II, and the filing of this statement shall in no way be construed as an admission that February Trustee is, for purposes of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of such Common Shares.

Current information concerning the identity and background of the directors and officers of Weather II, Marchmont and February Trustee is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.

(d) During the last five years, none of Weather II or, to the best of Weather II’s knowledge, any of the directors or executive officers of Weather II has been convicted in criminal proceedings (excluding traffic violations or similar misdemeanors).

During the last five years, none of Marchmont or, to the best of Marchmont’s knowledge, any of the directors or executive officers of Marchmont has been convicted in criminal proceedings (excluding traffic violations or similar misdemeanors).

During the last five years, none of February Trustee or, to the best of February Trustee’s knowledge, any of the directors or executive officers of February Trustee has been convicted in criminal proceedings (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of Weather II or, to the best of Weather II’s knowledge, any of the directors or executive officers of Weather II was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

During the last five years, none of Marchmont or, to the best of Marchmont’s knowledge, any of the directors or executive officers of Marchmont was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

During the last five years, none of February Trustee or, to the best of February Trustee’s knowledge, any of the directors or executive officers of February Trustee was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The citizenships of the executive officers and the directors of Weather II, Marchmont and February Trustee is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.”

Item 3.                                Source and Amount of Funds or Other Consideration.

No amendments are made to the response set forth in Item 3 of the Prior Schedule 13D, which is incorporated herein by reference, except that the following paragraph is added prior to the last paragraph.

“On August 15, 2012, all amounts due under the Loan Note Agreement were repaid in full, following which the security interest in the 156,721,000 Common Shares pledged thereunder was released.”

Item 4.                                Purpose of Transaction.

Item 4 of the Prior Schedule 13D is amended and restated in its entirety by the following text:

“As described below in Item 6, on August 15, 2012, pursuant to a Deed of Agreement for the Sale and Purchase of Common Shares of Vimpelcom Ltd., Weather II sold 305,000,000 Common Shares to Altimo Cooperatief U.A. (“Altimo Coop”) for an aggregate purchase price of $3,600,000,000.

On August 15, Weather II exercised its put option under the Option Agreement between Weather II and Telenor East Holding II AS (“Telenor East”), dated February 15, 2012 (the “Option Agreement”) to sell the remaining 71,000,000 convertible preferred shares of par value $0.001 each (the “Preferred Shares”) it owns to Telenor East Holding II AS, at the agreed aggregate price of $113,600,000. Under the Option Agreement, the proposed closing date for the sale of such Preferred Shares is October 1, 2012 although Telenor East may elect to choose an earlier closing date.

Weather II has deposited the 803,396 common shares that it owned following the sale described under the section “Share Sale Agreement” of Item 6 into VimpelCom’s American Depositary Receipt program and plans, in the future, to sell the American Depositary Shares it receives on the open market.
***

Each of the Reporting Persons intends to review its investment in VimpelCom on a regular basis and, as a result thereof, may at any time or from time to time determine, either alone or as part of a group, (a) to acquire additional securities of VimpelCom, through open market purchases, privately negotiated transactions or otherwise, or (b) to take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in specified in paragraphs (a) through (j) of the instructions to Item 4 of Schedule 13D.

Notwithstanding anything contained herein, each of the Reporting Persons specifically reserves the right to change its intention with respect to any or all of such matters. In reaching any decision as to its course of action (as well as to the specific elements thereof), each of the Reporting Persons currently expects that it would take into consideration a variety of factors, including, but not limited to, the following: VimpelCom’s business and prospects; other developments concerning VimpelCom and its businesses generally; other business opportunities available to the Reporting Persons; changes in law and government regulations; general economic conditions; and financial and stock market conditions, including the market price of the Common Shares.”

Item 5.                                Interest in Securities of the Issuer.

Item 5 of the Prior Schedule 13D is amended and restated in its entirety by the following text:

“(a – b)

Weather II owns 803,396 Common Shares and 71,000,000 Preferred Shares. The 803,396 Common Shares represent less than 0.1% of the outstanding shares of such class. Together with the 71,000,000 Preferred Shares, Weather II controls 3.5% of the voting rights of any meeting of the shareholders of VimpelCom.

Marchmont is the direct holder of approximately 62.7% of the equity interests in Weather II.

February Trustee is the trustee of Marchmont Trust, which trust directly owns 100% of the issued shares of Marchmont.

As a result of the sale described under the section “Share Sale Agreement” of Item 6, as of August 15, 2012, the Reporting Persons have ceased to be the beneficial owners of more than 5% percent of VimpelCom’s securities.

(c)  Except for the transactions described in this Statement (in particular, in Item 6 under “Share Sale Agreement,” which is incorporated by reference herein), none of the Reporting Persons or, to the best of each Reporting Person’s knowledge, none of such Reporting Person’s executive officers or directors, has engaged in any transactions in the Common Shares of VimpelCom Ltd. during the past 60 days.

(d)  Other than the Reporting Persons, to the best of each Reporting Person’s knowledge, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares held by the persons identified in Item 2 of the Statement.

(e)  August 15, 2012.

Neither the filing of this Amendment nor any of its contents will be deemed to constitute an admission that any of the Reporting Persons is the beneficial owner of any shares of VimpelCom Ltd. (other than as described in Item 5 of the Prior Schedule 13D) for the purposes of Section 13(d) of the Exchange Act, or for any other purposes, and such beneficial ownership is expressly disclaimed.”

Item 6.                                Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Prior Schedule 13D is amended and restated in its entirety by the following text:

“Share Sale and Exchange Agreement

Under the terms of (and in connection with) the Share Sale and Exchange Agreement by and among VimpelCom, WIND TELECOM S.p.A. (“Wind Telecom”) and Weather II dated April 15, 2011 (the “Share Sale and Exchange Agreement”), VimpelCom acquired on that date  all of the issued and outstanding shares of Wind Telecom (other than those owned by WIND Acquisition Holdings Finance S.p.A., which at the time was controlled by Wind Telecom) in exchange for the following:

•	U.S.$1,495,000,000 in cash;

•	325,639,827 VimpelCom Common Shares (of which 19,836,431 Common Shares were immediately resold, as previously disclosed) and 305,0000,000 VimpelCom Preferred Shares; and

•	consideration resulting from the Orascom Telecom Holding S.A.E. spin-off plan and the Wind Telecom spin-off plan.

Representations and Warranties

Each of VimpelCom, Weather II and Wind Telecom made representations relating to its organization, standing and power, capitalization, consents and approvals, no violation of by-laws or laws, financial statements and public disclosures, compliance with applicable laws, permits and licenses, disclosure of litigations pending or threatened, taxes, absence of certain changes or events, material contracts, and employee benefits and labor relations.

The summary of the Share Sale and Exchange Agreement is not intended to be complete and is qualified in its entirety by reference to the full text of the agreement, which is filed herewith as Exhibit 99.2 and incorporated by reference herein.

Sale of Preferred Shares to Telenor East; Option Agreement

On February 15, 2012, Weather II entered into a Share Purchase Agreement with Telenor East (the “Preferred Share Purchase Agreement”), pursuant to which Weather II sold 234,000,000 Preferred Shares to Telenor East, for an aggregate purchase price of U.S.$374,400,000, or U.S.$1.60 per Preferred Share (the “Preferred Transfer”).

In connection with the entry into the Preferred Share Purchase Agreement, Weather II and Telenor East entered into the Option Agreement, which grants (i) Weather II a put right and (ii) Telenor East certain call rights, in each case over the remaining 71,000,000 Preferred Shares that Weather II will hold subsequent to the Preferred Transfer (the “Remaining Preferred”) and certain newly acquired Preferred Shares. In connection with the call arrangements, Weather II agreed, during the period ending approximately 3 months prior to April 15, 2016 (the mandatory redemption date of the Remaining Preferred), not to transfer the Remaining Preferred other than to Telenor East pursuant to the call and put options set forth in the Option Agreement or to affiliates of Weather II.  However, Weather II remains entitled to convert the Remaining Preferred into common shares during this period from time to time.

The summaries of the Preferred Share Purchase Agreement and the Option Agreement are not intended to be complete and are qualified in their entireties by the full text of the agreements, which are filed herewith as Exhibits 99.3 and 99.4, respectively, and incorporated herein by reference.

On April 17, 2012, the Russian Federal Anti-Monopoly Service (the “FAS”) brought a claim against Telenor East and Weather II and named as third parties OJSC VimpelCom, OOO Altimo, VimpelCom, VimpelCom Holding B.V. and Altimo Coop in the Moscow Arbitrazh Court. The FAS alleged that Telenor East’s purchase of 234 million preferred shares from Weather II, together with certain other undertakings in the Preferred Share Purchase Agreement, violated the Russian Foreign Strategic Investment Law, whereby a company controlled by a foreign state (in this case, Telenor East) may not exercise control over a Russian entity having strategic importance for national defense and state security.  The FAS is seeking to (i) invalidate the Preferred Share Purchase Agreement, (ii) invalidate the Option Agreement, (iii) cause Telenor East to return the 234 million Preferred Shares which were the subject of the Preferred Transfer to Weather II and (iv) cause VimpelCom, Telenor East and Altimo Coop to enter into a shareholders agreement on substantially the same terms as the Shareholders Agreement dated October 4, 2009 by and between Altimo Holdings & Investments Ltd. and certain of its affiliates, Telenor East and certain of its affiliates and VimpelCom. A preliminary hearing on the merits of the FAS’ claim has been scheduled for October 17, 2012.

In connection with the above claim, the FAS also applied to the court for interim relief seeking (i) to deprive VimpelCom Holdings B.V. and VimpelCom of their voting rights at shareholders’ meetings of OJSC VimpelCom; (ii) to prohibit Telenor East and Weather II from changing the composition of the management bodies of VimpelCom, and (iii) to prohibit Telenor East and Weather II from exercising their rights under the Option Agreement.

On April 24, 2012, Weather II learned that the Moscow Arbitrazh Court partially granted the FAS’ motion for interim relief and prohibited (i) VimpelCom Holdings B.V. and VimpelCom from voting at shareholders’ meetings of OJSC VimpelCom on changing the composition of management bodies of OJSC VimpelCom and on the approval of major and interested-party transactions, (ii) Telenor East and Weather II from changing the composition of the management bodies of VimpelCom and (iii) Telenor East and Weather II from exercising their rights under the Option Agreement (the “Initial Interim Measures”). On May 16, 2012 Weather II filed a motion to vacate the Initial Interim Measures granted by the ruling of April 24, 2012, which was rejected on May 23, 2012. On June 6, 2012, Weather II appealed against the ruling of the Moscow Arbitrazh Court of May 23, 2012 denying Weather II’s request to vacate such interim measures, and the Ninth Arbitrazh Appellate Court scheduled a hearing on Weather II’s appeal for November 12, 2012.

Share Sale Agreement

On August 15, 2012, Weather II and Altimo Coop signed a Deed of Agreement for the Sale and Purchase of Common Shares of Vimpelcom Ltd. (the “Share Sale Agreement”). Pursuant to the Share Sale Agreement, and following the release of various encumbrances on the sold Common Shares and/or their release from escrow, Weather II sold and Altimo Coop purchased 305,000,000 Common Shares for the purchase price of $3,600,000,000 (or $11.80 per Common Share, paid in cash. The sale and purchase was effected by transfer of record title to such Common Shares on the share registry of VimpelCom. Following this sale, Weather II’s interest in VimpelCom was reduced to 803,396 Common Shares.
In connection with this sale of shares, Altimo Coop agreed to notify the Supervisory Board of VimpelCom that a commercial resolution had been reached and that it was withdrawing its assertions (which Weather II understands were made in June 2012 to the Supervisory Board of VimpelCom) that Weather II and Telenor East were in breach of Section 16 of VimpelCom’s bye-laws by virtue of the provisions of the Preferred Share Purchase Agreement, and to further confirm that it does not intend to intervene in the action filed by Telenor East in the Supreme Court of Bermuda seeking declaratory relief that Weather II and Telenor East did not violate Section 16 of VimpelCom’s bye-laws.

Mr. Naguib Sawiris, acting in his capacity as Class A Manager of Weather II, and at Altimo Coop's request, agreed, in connection with the Share Sale Agreement, to give warranties and other assurances to Altimo Coop regarding title to the transferred Common Shares and certain tax matters relating to Weather II.

The summary of the Share Sale Agreement is not intended to be complete and is qualified in its entirety by the full text of the agreement which is filed herewith as Exhibit 99.5 and incorporated by reference herein.

Termination of Certain Other Agreements

On August 15, 2012, all outstanding amounts under the Facility Agreement, dated October 1, 2011, among Weather II and, inter alia, Bank of America, N.A. London Branch, Citibank, N.A., London Branch, Credit Suisse International and Goldman Sachs International, as original lenders, and Citibank, N.A., London Branch, as Security Agent, as amended on February 23, 2012, were repaid, following which the security interest in the 87,247,738 Common Shares pledged thereunder was released. Following such release, record ownership of such pledged shares in the books of the Company was transferred from BNY (Nominees) Limited (as a nominee for the securities intermediary holding a securities account representing such pledged shares on behalf of Weather II) to Weather II.

On August 15, 2012, all Weather II Common Shares held pursuant to the Share Escrow Agreement (the “Share Escrow Agreement”), dated as of April 15, 2011, among Weather II, the Company and Citibank, N.A., as Escrow Agent, were released from escrow following deposit of a cash amount determined in accordance with the terms of the Share Escrow Agreement.

On August 9, 2012, the security interest over the 8,680,486 Common Shares pledged pursuant to the share charge agreement dated April 14, 2011 (taking effect on April 15, 2011), between Weather II and Barclays Bank PLC as secured creditor was released.

On August 14, 2012, the security interest over the 5,835,668 Common Shares pledged pursuant to a share charge agreement dated April 14, 2011 (taking effect on April 15, 2011), between Weather II and Banque Misr as secured creditor was released.”

Item 7.                                Material to be Filed as Exhibits.

99.1*	Joint Filing Agreement.
99.2*
Amended and Restated Share Sale and Exchange Agreement by and among VimpelCom Ltd., Wind Telecom S.p.A., Weather Investments II S.à r.l. and certain Shareholders of Wind Telecom S.p.A., dated April 15, 2011.

99.3†	Share Purchase Agreement between Weather Investments II S.à r.l.and Telenor East Holding II AS, dated February 15, 2012.
99.4†	Option Agreement between Weather Investments II S.à r.l.and Telenor East Holding II AS, dated February 15, 2012.
99.5	Deed of Agreement for the Sale and Purchase of Common Shares of Vimpelcom Ltd., between Altimo Cooperatief U.A. and Weather Investments II S.à r.l., dated August 15, 2012.

*	Previously filed as an Exhibit to VimpelCom’s Initial Schedule 13D filed with the Commission on April 22, 2011.

†	Previously filed as an Exhibit to Amendment No. 3, filed with the Commission on February 17, 2012.

Annex A

Directors and Executive Officers of Weather II

Position with Weather II	Name	Business Address	Citizenship	Present Principal Occupation or Employment, including the name, principal business and address (if different than Business Address) of Employer
I. Board of Directors and Executive Officers
Class A Manager	Naguib Onsi Sawiris	Nile City Tower, Cornish El Nil, Ramlet Beaulac, Cairo, Egypt	Egyptian U.S.A.	Director of Weather II, Executive Chairman of Orascom Telecom Holding S.A.E.
Class B Manager	Fabio Ceccarelli	12, rue Guillaume Kroll, L-1882 Luxembourg	Italian	Director of Weather II, Financial Controller of Weather II
Class B Manager	Francois Bourgon	12, rue Guillaume Kroll, L-1882 Luxembourg	Luxembourg	Director of Weather II, Manager in Adomex (4, rue Jen-Pierre Probst L-2352 Luxembourg)
Chief Financial Officer	Michel Christian Hubert	12, rue Guillaume Kroll, L-1882 Luxembourg	French	Chief Financial Officer of Weather II

Directors and Executive Officers of Marchmont

Position with Marchmont	Name	Business Address	Citizenship	Present Principal Occupation or Employment, including the name, principal business address (if different than Business Address) of Employer
I. Board of Directors and Executive Officers
Director	Wafaa Sayed Lotaief	Nile City Tower, Cornish El Nil, Ramlet Beaulac, Cairo, Egypt	Egyptian	President, Gemini Holding
Director	Philip Norman	Ogier House, The Esplanade, St Helier, Jersey, JE4 9WG	British	Partner in Ogier Fiduciary Services
Alternate Director	Ayman Soliman	Nile City Tower, Cornish El Nil, Ramlet Beaulac, Cairo, Egypt	Egyptian	CEO, Gemini Holding

Directors and Executive Officers of February Trustee

Position with February Trustee	Name	Business Address	Citizenship	Present Principal Occupation or Employment, including the name, principal business and address (if different than Business Address) of Employer
I. Board of Directors and Executive Officers
Director	Hassan Moustafa Abdou	Nile City Tower, Cornish El Nil, Ramlet Beaulac, Cairo, Egypt	Egyptian U.S.A.	Director of February Trustee, Board Member of Orascom Telecom Holding S.A.E.
Alternate Director	Wafaa Sayed Latif	Nile City Tower, Cornish El Nil, Ramlet Beaulac, Cairo, Egypt	Egyptian	Alternate Director of February Trustee, Vice President of Orascom Telecom Holding S.A.E.
Director (non-voting)	Kevin Struve	4 Cork Street, 5th Floor London W1S 3LB UK	U.S.A.	Director of February Trustee, Director of Orascom Construction Industries
Director	Philip John Le Cornu	Ogier House, The Esplanade, St Helier, Jersey, JE4 9WG	British	Director of February Trustee, Partner in Ogier Fiduciary Services
Director	Philip Norman	Ogier House, The Esplanade, St Helier, Jersey, JE4 9WG	British	Director of February Trustee, Partner in Ogier Fiduciary Services

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 15, 2012

WEATHER INVESTMENTS II S.A R.L.

/s/ Naguib Onsi Sawiris
Name: Naguib Onsi Sawiris
Title:   Class A Manager

/s/ Fabio Ceccarelli
Name: Fabio Ceccarelli
Title:   Class B Manager

MARCHMONT LIMITED

/s/ Wafaa Lotaief
Name: Wafaa Lotaief
Title:   Director

/s/ Philip Norman
Name: Philip Norman
Title:   Director

FEBRUARY PRIVATE TRUST COMPANY (JERSEY) LIMITED, AS TRUSTEE OF THE MARCHMONT TRUST

/s/ Philip Norman
Name: Philip Norman
Title:   Director

/s/ Philip Le Cornu [By his alternate Philip Norman]
Name: Philip Le Cornu
Title:   Director